SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                           EastGroup Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   004239 10 9
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                              Rothschild Realty Inc
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 27, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  277276101              Schedule 13D              Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 3 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors IIA L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 4 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON:  Matthew W. Kaplan
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 5 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON:  D. Pike Aloian
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 6 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON:  James E. Quigley 3rd
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 7 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON:  Paul H. Jenssen
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                  / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 8 of 13 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON: John D. McGurk
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS**: WC

------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,248,020 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,248,020 (fn1)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,248,020 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 11.27% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Upon conversion of 1,750,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

CUSIP No.  277276101              Schedule 13D              Page 9 of 13 Pages


          This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on December 27, 1999 with respect to the common stock of beneficial interest, par value $.0001 per share (the "Common Stock") of EastGroup Properties, Inc., a Maryland real estate investment trust (the "Company") whose executive offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     Item 2.   Identity and Background

          (a) This Amendment is being filed on behalf of (i) Five Arrows, (ii) Rothschild, (iii) Matthew W. Kaplan, (iv) D. Pike Aloian, (v) James E. Quigley 3rd, (vi) Paul H. Jenssen and (vii) John D. McGurk.

          The reporting persons are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the reporting persons is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild, Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd and John D. McGurk, each share voting and dispositive power over the shares of Common Stock held directly by Five Arrows and may be deemed a beneficial owner of such shares.

          (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

           (f) Five Arrows and Rothschild are limited liability companies organized under the laws of the State of Delaware. Messrs. Kaplan, Aloian, Quigley, Jenssen and McGurk are citizens of the United States of America.

CUSIP No.  277276101              Schedule 13D             Page 10 of 13 Pages


Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of business on May 28, 2003, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,750,000 shares of Preferred Stock, each of which is convertible at any time on a 1 for 1.1364 basis into Common Stock of the Company, subject to adjustment and 259,320 shares of Common Stock of the Company. Upon the full conversion of the 1,750,000 shares of Preferred Stock, at the current conversion ratio, Five Arrows would own 2,248,020 shares of Common Stock, or 11.27% of the issued and outstanding shares of Common Stock, based on 16,984,018 shares of Common Stock outstanding as of May 19, 2003, as reported in the Company's Prospectus on 425b5 filed May 19,
2003). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,750,000 shares of Preferred Stock and the 259,320 shares of Common Stock.

          (b) Five Arrows has the power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On May 5, 2003, Five Arrows, in open market sales, sold 14,000 shares of Common Stock (representing >.1% of the shares of Common Stock Outstanding) at an average per share price of $26.2848 per share for a total of $367,987.20.

         On May 6, 2003, Five Arrows, in open market sales, sold 16,200 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $26.2926 for a total of $425,940.12.

         On May 20, 2003, Five Arrows, in open market sales, sold 56,900 shares of Common Stock (representing .3% of the shares of Common Stock outstanding) at an average per share price of $26.8759 for a total of $1,529,238.71.

         On May 21, 2003, Five Arrows, in open market sales, sold 6,200 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $27.0565 for a total of $167,750.30.

         On May 22, 2003, Five Arrows, in open market sales, sold 12,500 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $27.1271 for a total of $339,088.75.

         On May 23, 2003, Five Arrows, in open market sales, sold 15,000 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $27.1208 for a total of $406,812.00.

         On May 27, 2003, Five Arrows, in open market sales, sold 402,200 shares of Common Stock (representing 2% of the shares of Common Stock outstanding) at an average per share price of $26.4831 for a total of $10,651,502.82.

         On May 28, 2003, Five Arrows, in open market sales, sold 410,900 shares of Common Stock (representing 2% of the shares of Common Stock outstanding) at an average per share price of $26.5180 for a total of $10,896,246.20.

CUSIP No.  277276101              Schedule 13D             Page 11 of 13 Pages

        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(k)(1) of the Securities Act of 1934.

CUSIP No.  277276101              Schedule 13D             Page 12 of 13 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2003



                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
                                    ----------------------------------------

CUSIP No.  277276101              Schedule 13D             Page 13 of 13 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Dated:  May 28, 2003

                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    ----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    ----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    ----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    ----------------------------------------


                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
                                    ----------------------------------------